T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

Branch 22
811-2958


04041666

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free   800-638-7890
Fax   410-345-6575

January 22, 2004

RECEIVED BY THE BRANCH OF DOCUMENT
C O N T R O L
SEP   7 2004
FROM_____
BY_____

United States Securities and
  Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
SEP 0 9 2004
THOMSON
FINANCIAL

     Re: T. Rowe Price International Funds, Inc.
            CIK 0000313212/ 811-2958

            John Bilski v. T. Rowe Price International Funds, Inc., et al.
            In the United States District Court for the Southern District of Illinois
            <u>Case No.: 03-772 GPM</u>

Ladies and Gentlemen:

     Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

            Exhibit A: Order (Extending time to Answer Complaint)
            Exhibit B: Order (Recusal of Judge Cohn)

     Should you have any questions with regard to this matter, please call.

                       Very truly yours,

                       P. Gregory Williams
                       Senior Legal Analyst, Transfer Agent/Litigation
                       (410) 345-6721

Enclosure

cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR2.doc



T.RowePrice
INVEST WITH CONFIDENCE

EXHIBIT A

United States District Court
for the Southern District of Illinois

FILED
DEC 11 2003
G. PATRICK MURPHY
DISTRICT JUDGE
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS, ILLINOIS

John Bilski, individually and on
behalf of all others similarly
situated,

           Plaintiff,

    -against-

AIM International Funds, Inc.,
AIM Advisors, Inc.,
INVESCO International Funds, Inc.,
INVESCO Funds Group, Inc.,
T. Rowe Price International Funds, Inc.,
and T. Rowe Price International, Inc.,

           Defendants.

        03-cv-772 GPM

Order

It Is Hereby Ordered that the Motion of Defendants AIM International Funds, Inc., A I M Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc., and T. Rowe Price International, Inc. for Extension of Time to Answer or Otherwise Respond to Complaint to and including January 21, 2004 is hereby Granted.

So Ordered.

Date: Dec. 11 , 2003

G. Patrick Murphy
United States District Judge

EXHIBIT B

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

JOHN BILSKI, individually and on behalf of all
others similarly situated,

                    Plaintiffs,

vs.   Case No. 3:03-cv-772-GPM

AIM INTERNATIONAL FUNDS, INC., et al.,

                    Defendants.

ORDER

The Court for good cause hereby recuses himself in the above-entitled case. The matter is

returned to the Clerk of Court for reassignment.

IT IS SO ORDERED.
DATED: December 18, 2003

                                        _____
                                        GERALD B. COHN
                                        United States Magistrate Judge

NOTE: New Magistrate assigned is Magistrate Judge Clifford J. Proud.